Exhibit 99.2

Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2012 and 2011
(Unaudited)
(Prepared in Canadian dollars)

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)

(Prepared in Canadian dollars)

	June 30,	March 31,
	2012	2012
	$	$

Assets

Current assets
Cash and cash equivalents	2,755,011	3,856,929
Restricted cash (note 1(b))	-	361,600
Short-term investments	2,301,863	2,301,961
Amounts receivable (note 9)	35,910	37,027
Prepaid expenses	82,600	117,991

	5,175,384	6,675,508

Property and equipment	594,629	626,488

Deferred development costs - net of accumulated amortization of $nil (March 31, 2012- $nil) (notes 4 and 5)	2,223,435	1,969,172

Goodwill	1,254,930	1,254,930

	9,248,378	10,526,098

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	514,898	916,652

Deferred revenue	285,790	222,656

	800,688	1,139,308

Shareholders’ Equity (note 5)
Capital stock	48,206,384	48,061,704
Contributed surplus	4,009,595	4,009,595
Options	10,162,586	10,209,388
Deficit	(53,930,875)	(52,893,897)

	8,447,690	9,386,790

	9,248,378	10,526,098

Going concern (note 1)

Subsequent events (note 13)

Approved by the Audit Committee of the Board of Directors

(signed) J. Douglas Gilpin	Director	(signed) Lawrence Wang	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

	2012	2011
	$	$

Expenses
General and administrative (note 6)	745,000	1,169,020
Research and development (note 7)	321,299	63,974

Loss from operations	(1,066,299)	(1,232,994)

Interest and other income (note 9)	29,321	43,248

Loss and comprehensive loss for the period	(1,036,978)	(1,189,746)

Basic and diluted loss per share (note 8)	(0.035)	(0.040)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
For the three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

	Number of
	fully paid
	common
	shares
	(unlimited
	number of
	common
	shares					Total
	without par	Capital	Contributed			shareholders’
	value)	stock	surplus	Options	Deficit	equity
		$	$	$	$	$

Balance - March 31, 2011	29,805,557	47,158,758	3,762,983	8,915,059	(46,931,555)	12,905,245

Net loss	-	-	-	-	(1,189,746)	(1,189,746)
Options exercised for cash	165,517	471,723	-	-	-	471,723
Transferred from options on exercise of options	-	316,378	-	(316,378)	-	-
Stock-based compensation expense	-	-	-	373,781	-	373,781

Balance - June 30, 2011	29,971,074	47,946,859	3,762,983	8,972,462	(48,121,301)	12,561,003

Balance - March 31, 2012	29,993,074	48,061,704	4,009,595	10,209,388	(52,893,897)	9,386,790

Net loss	-	-	-	-	(1,036,978)	(1,036,978)
Options exercised for cash	27,934	91,015	-	-	-	91,015
Transferred from options on exercise of options	-	53,665	-	(53,665)	-	-
Stock-based compensation expense	-	-	-	6,863	-	6,863

Balance - June 30, 2012	30,021,008	48,206,384	4,009,595	10,162,586	(53,930,875)	8,447,690

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
For the three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

	2012	2011
	$	$

Cash flows from operating activities
Loss for the period	(1,036,978)	(1,189,746)
Items not affecting cash
Amortization of property and equipment	28,843	11,060
Loss on disposal of property and equipment	-	(3,359)
Stock-based compensation expense	6,863	266,095

	(1,001,272)	(915,950)

Changes in non-cash working capital items
Amounts receivable	1,117	(115,521)
Prepaid expenses	35,391	12,538
Accounts payable and accrued liabilities	(401,754)	120,934
Deferred revenue	63,134	34,811

	(1,303,384)	(863,188)

Cash flows from investing activities
Decrease in short-term investments	98	2,609
Decrease (increase) in restricted cash	361,600	(349,724)
Acquisition of property and equipment	(3,550)	(36,259)
Development costs deferred	(247,697)	(423,703)
Proceeds from disposal of property and equipment	-	3,745

	110,451	(803,332)

Cash flows from financing activities
Issue of capital stock	91,015	471,723

Decrease in cash and cash equivalents	(1,101,918)	(1,194,797)

Cash and cash equivalents - Beginning of period	3,856,929	9,628,020

Cash and cash equivalents - End of period	2,755,011	8,433,223

Cash and cash equivalents consist of
Cash	2,755,011	34,895
Cash equivalents	-	8,398,328
	2,755,011	8,433,223

Supplemental disclosure of non-cash investing activities
Stock-based compensation charged to deferred development costs	-	107,686
Amortization of property and equipment charged to deferred development costs	6,566	30,783

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

1	Going concern

Burcon NutraScience Corporation (Burcon or the Company) is an incorporated entity headquartered in Vancouver, Canada.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at June 30, 2012, the Company had not earned revenues from its technology, had an accumulated deficit of $53,930,875 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At June 30, 2012, the Company had cash and cash equivalents of $2,755,011 and short-term investments of $2,301,863. These conditions indicate that existence of material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital. Management plans to raise additional equity capital through an equity financing; however there can be no assurance that the steps management is taking will be successful. The Company will continue to receive quarterly initial license fees from its license and production agreement with Archer Daniels Midland Company (ADM) and expects to receive royalty revenues once sales of CLARISOY™ commence (see note 2). Burcon may also receive proceeds from the exercise of options expiring in September 2012. However, the amount and timing of royalty revenues and proceeds from options cannot be ascertained at this time. If the Company is unable to raise additional capital through an equity financing, it will be necessary to reduce the level of various expenditures, including research and development and patent expenditures that are not required for the license and production agreement.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

(1)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

2	Nature of operations

Burcon is a research and development company that is developing its plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company has developed CLARISOY™, a soy protein isolate and is developing Puratein®, Supertein™ and Nutratein™, three canola protein isolates; and PEAZAZZ™, a pea protein isolate.

a)	CLARISOY™

On March 4, 2011, Burcon signed a license and production agreement (Soy Agreement) with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environment Protection Agency and continue until the first bona fide arm’s length sale of CLARISOY™ manufactured in a semi- works production facility, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement will be the responsibility of Burcon.

b)	Puratein®, Supertein™ and Nutratein™

Burcon had a license and development agreement (Canola Agreement) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to March 1, 2012 to facilitate continued research. In connection with the U.S. regulatory recognition process, Burcon agreed to reimburse ADM its share of the costs being US$360,000 (CA$359,100). During the first quarter of fiscal 2012, these funds were deposited in US dollars to an interest-bearing escrow account held in trust for Burcon and ADM. Unless Burcon and ADM agreed to any further retentions or amendments, the funds held in the escrow account, including any accrued interest, would be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the U.S. regulatory recognition process would be deemed to be owned solely by Burcon and ADM will have no further rights with respect thereto. The Canola Agreement terminated on March 1, 2012 and the funds held in the escrow account were released to ADM in April 2012. Given the termination of the Canola Agreement, Burcon is free to choose alternative paths for commercialization of is technology for the production of canola proteins.

(2)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

c)	PEAZAZZ™

Burcon has developed a novel pea protein isolate that it has branded PEAZAZZ™. Until April 2012, Burcon held exclusive negotiations with a potential partner to commercialized PEAZAZZ™ and the associated protein extraction technology. On April 23, 2012, Burton announced that although discussions with this potential partner are ongoing, the exclusivity period had lapsed. Therefore, Burcon is free to consider additional routes-to-market for its PEAZAZZ™ pea protein.

3	Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), on a basis consistent with those followed in the most recent annual consolidated financial statements. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on August 9, 2012.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of June 30, 2012. The condensed consolidated interim financial statements should be read in conjunction with the Company’s IFRS consolidated annual financial statements for the year ended March 31, 2012.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at June 30, 2012 are as follows:

	Place of	Interest
	incorporation	%	Principal activity
Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

(3)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

Future accounting changes

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC.

  IFRS 7 - Financial instruments - disclosures

  Amended to enhance disclosure requirements related to offsetting financial assets and financial liabilities. Effective for annual periods beginning on or after January 1, 2013.

  IFRS 7 was also amended to require additional disclosures on transition from IAS 39 to IFRS 9, effective on adoption of IFRS 9.

  IFRS 9 - Financial instruments - classification and measurement

  The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. Financial liabilities are measured at either at fair value through profit and loss or amortized cost. IFRS 9 was updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments. Effective for years beginning on or after January 1, 2015.

  New standards addressing scope of reporting entity

  IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27,
  Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control over IFRS so that the same criteria are applied to all entities to determine control.

  IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

  IFRS 12, Disclosure of Interests in Other Entities, sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28,
  Investments in Associates.

  These standards are effective for years beginning on or after January 1, 2013.

(4)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

  IFRS 13 - Fair value measurement and disclosure requirements

  Provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. Effective for years beginning on or after January 1, 2013.

  IAS 1 - Presentation of Financial Statements

  IAS 1 is amended to change the disclosure of items presented in other comprehensive income (OCI), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. Effective for periods beginning on or after July 1, 2012.

  IAS 32 - Financial Instruments: Presentation

  Amended to clarify requirements for offsetting of financial assets and financial liabilities. Effective for years beginning or after January 1, 2014.

The Company is currently assessing the impact of these standards and the expected dates of adoption.

4	Deferred development costs

$

Cost at March 31, 2012	1,969,172
Current period additions	254,263

Cost at June 30, 2012	2,223,435

Amortization and impairment at March 31, 2012	-
Current period amortization	-

Amortization and impairment at June 30, 2012	-

Net book value at June 30, 2012	2,223,435

Cost at March 31, 2011	190,284
Current period additions	1,778,888

Cost at March 31, 2012	1,969,172

Amortization and impairment at March 31, 2011	-
Current period amortization	-
Amortization and impairment at March 31, 2012	-

Net book value at March 31, 2012	1,969,172

(5)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

5	Shareholders’ equity

a)	Capital stock

Authorized

Unlimited number of common shares without par value

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At June 30, 2012, 1,967,920 (March 31, 2012 - 1,995,854) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $3.30 and $9.60 per common share. At the annual general meeting held on September 1, 2011, the shareholders of the Company approved to amend the stock option plan from a “fixed” plan to a “rolling” plan, under which it would permit the issuance of that number of options up to a maximum of 10% of the issued and outstanding common shares. An additional 1,034,180 (March 31, 2012 - 1,003,453) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. During the years ended March 31, 2012 and 2011, the estimated average vesting period of the outstanding options was 18 months (2011 - 20 months). The remaining outstanding vesting period at June 30, 2012 was approximately 10 months. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

	Three months ended June 30,
		2012	Year ended March 31, 2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$

Outstanding - Beginning of period	1,995,854	7.32	2,040,871	6.94
Granted	-	-	200,000	7.42
Exercised	(27,934)	3.26	(187,517)	2.90
Forfeited/Expired	-	-	(57,500)	8.47
Outstanding - End of period	1,967,920	7.38	1,995,854	7.32

(6)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2012:

		Options outstanding		Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
Range of	outstanding	remaining	average	exercisable	average
exercise	at June 30,	contractual	exercise	at June 30,	exercise
prices	2012	life	price	2012	price
$		(years)	$		$

3.30	350,420	0.20	3.30	350,420	3.30
5.67 to 6.78	527,500	2.97	5.97	527,500	5.97
8.05 to 9.60	1,090,000	7.67	9.38	1,081,667	9.38

	1,967,920			1,959,587

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Three months
	ended	Year ended
	June 30,	March 31,
	2012	2012

Dividend yield	N/A	0.0%
Expected volatility	N/A	63.6%
Risk-free interest rate	N/A	1.8%
Expected forfeitures	N/A	11.1%
Expected average option term (years)	N/A	8.4

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

There were no options granted during the three months ended June 30, 2012. The weighted average fair value of the options granted during the year ended March 31, 2012 was $4.97 per option.

Included in research and development expenses is $nil (2011 - $5,761) (note 7) of stock-based compensation and included in general and administrative expenses is $6,863 (2011 - $260,334) (note 6) of stock-based compensation. Included in deferred development costs is $nil (March 31, 2012 - $107,686) of stock-based compensation.

(7)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

6	General and administrative

	2012	2011
	$	$

Salaries and benefits (note 5)	280,177	589,723
Professional fees	267,004	384,008
Investor relations	84,817	77,671
Other	42,103	50,179
Office supplies and services (note 9)	39,346	28,332
Travel and meals	20,877	28,466
Management fees (note 9)	9,827	9,842
Amortization of property and equipment	849	799
	745,000	1,169,020

7	Research and development

	2012	2011
	$	$

Salaries and benefits (note 5)	217,995	20,488
Laboratory operation	48,200	23,562
Amortization of property and equipment	27,994	10,261
Rent	16,194	4,998
Analyses and testing	10,230	4,496
Travel and meals	686	169

	321,299	63,974

(8)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

8	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2012	2011
	$	$

Loss for the period, being loss attributable to common shareholders - basic and diluted	1,036,978	1,189,746

	Shares	Shares

Weighted average common shares - basic and diluted	29,995,574	29,884,619

Basic and diluted loss per share	(0.035)	(0.040)

For the three months ended June 30, 2012 and 2011, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

9	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses for the three months ended June 30, 2012 is $15,791 (2011 -$13,997) for office space rental, services, and equipment rental.

For the three months ended June 30, 2012, included in management fees is $9,828 (2011 - $9,842) for services provided. At June 30, 2012, $4,213 (March 31, 2012 - $2,113) of this amount is included in accounts payable and accrued liabilities. For the three months ended June 30, 2012, included in interest and other income is $7,334 (2011 - $4,948) for management services provided. At June 30, 2012, $1,958 (March 31, 2012 - $2,396) of this amount is included in amounts receivable.

(9)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

10	Key management compensation

Key management includes the Company’s CEO and COO. Remuneration of key management comprises:

	2012	2011
	$	$

Short-term benefits	92,635	158,855
Option-based awards	6,863	142,318

	99,498	301,173

Short-term benefits comprise salaries, fees and benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5 to the financial statements.

11	Financial instruments

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, restricted cash, amounts receivable and short-term investments. The Company’s cash and cash equivalents and short-term investments may comprise banker’s acceptances, term deposits and other interest bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents, restricted cash and short-term investments with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the three months ended June 30, 2012, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.15% (2011 - 1.22%) and the weighted average interest rate earned on the short-term investments was 1.56% (2011 - 1.55%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at June 30, 2012 is estimated to be a $28,000 increase or decrease in interest income per year.

(10)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Three months ended June 30, 2012 and 2011

(Prepared in Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 12). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at June 30, 2012 was $514,898, all of which is due within the next 12 months. Additional information regarding liquidity risk is disclosed in note 1.

12	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Additional information regarding capital management is disclosed in note 1.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended June 30, 2012.

13	Subsequent events

Subsequent to June 30, 2012, an employee exercised an option for 20,000 common shares at $3.30 per share.

(11)